Exhibit 99.95

PRESS RELEASE

Aya Gold & Silver Reports High-Grade Silver Results at Zgounder Extends Mineralization Near Western Fault

Montreal, Quebec, February 18, 2026 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce high-grade silver drill results from its at-depth drill exploration program at the Zgounder Silver Mine in the Kingdom of Morocco.
Highlights (all intersections are in core lengths)
•Intersections in the Open-Pit Area:
•Hole ZG-RC-25-853 intercepted 781 grams per tonne (“g/t”) silver (“Ag”) over 9.0 metres (“m”), including 1,295 g/t Ag over 5.0m
•Hole ZG-RC-25-855 intercepted 1,454 g/t Ag over 3.0m
•Intersections at Depth Near the Western Fault contact:
•Hole ZG-SF-25-340 intercepted 336 g/t Ag over 5.5m
•Hole ZG-SF-25-350 intercepted 2,198 g/t Ag over 1.0m
•Intersections in the Central Area:
•Hole ZG-SF-25-347 intercepted 3,581 g/t Ag over 4.5m, including 5,893 g/t Ag over 2.5m
•Hole ZG-SF-25-347 intercepted 1,729 g/t Ag over 4.1m, including 4,480 g/t Ag over 1.5m
•Hole T28-26-1072 intercepted 6,223 g/t Ag over 3.6m
•Hole T28-26-1104 intercepted 4,489 g/t Ag over 6.0m
•3,117m or 10.3% of the 2026 exploration program has been drilled year to date.
“Today’s high-grade results once again confirm the strong continuity of silver mineralization both at depth and around the open-pit area,” said Benoit La Salle, President & CEO. “Moreover, the new intersection at depth near the Western Fault contact in hole ZG-SF-25-340 extends mineralization further west, continuing to push the boundary of our current resource model.”
This release contains results from 256 holes, which include 13 surface diamond drill holes (“DDH”), 69 underground DDH, 41 reverse circulation drill hole (“RC”), 101 T28 and 32 YAK holes (T28 and YAK: percussion drilling using an air-compressed hammer). For a full summary of today’s results, refer to Appendix 1.

Table 1 – Best Intercepts at Zgounder in 2025 (core lengths)

Hole ID	From	To	Ag	Length*	Ag x width
			(g/t)	(m)
Underground DDH
ZG-SF-25-339	251.5	253.0	1 733	1.5	2 600
ZG-SF-25-340	254.4	259.9	336	5.5	1 848
ZG-SF-25-341	341.0	345.0	1 075	4.0	4 300
Including	342.0	344.0	1 928	2.0	3 856
ZG-SF-25-342	282.5	286.0	652	3.5	2 282
ZG-SF-25-343	284.5	289.0	3 581	4.5	16 116
Including	284.5	287.0	5 893	2.5	14 732
ZG-SF-25-347	40.4	44.5	1 729	4.1	7 089
Including	43.0	44.5	4 480	1.5	6 720
ZG-SF-25-347	65.0	66.5	1 535	1.5	2 302
ZG-SF-25-347	127.0	128.5	1 228	1.5	1 842
ZG-SF-26-348	63.5	65.0	2 025	1.5	3 038
ZG-SF-26-348	129.0	133.5	1 366	4.5	6 149
ZG-SF-26-350	257.5	258.5	2 198	1.0	2 198
DZG-SF-25-776	43.0	48.5	1 138	5.5	6 260
Including	45.0	47.0	2 766	2.0	5 532
DZG-SF-25-777	53.5	58.0	844	4.5	3 798
Including	53.5	55.5	1 597	2.0	3 194
Surface RC
ZG-RC-25-853	103.0	112.0	781	9.0	7 029
Including	106.0	111.0	1 295	5.0	6 474
ZG-RC-25-854	114.0	116.0	895	2.0	1 789
ZG-RC-25-855	85.0	88.0	1 454	3.0	4 362
Underground T28
T28-25-1047	0.0	12.0	155	12.0	1 865
T28-25-1049	2.4	8.4	476	6.0	2 858
T28-25-1059	22.8	26.4	6 223	3.6	22 404
T28-26-1072	9.6	14.4	961	4.8	4 612
Including	9.6	12.0	1 790	2.4	4 296
T28-26-1075	0.0	4.8	2 934	4.8	14 083
Including	0.0	2.4	5 725	2.4	13 740
T28-26-1103	24.0	26.4	988	2.4	2 371
T28-26-1104	19.2	25.2	4 489	6.0	26 933
T28-26-1119	8.4	13.2	285	4.8	1 368
T28-26-1127	19.2	25.2	273	6.0	1 637

T28-26-1130	7.2	12.0	373	4.8	1 790
Underground YAK
YAK-25-408	3.6	4.8	6 060	1.2	7 272
* True widths are undetermined; all values are uncut.

W
E
2300
2100
1900
1700
1500
Zgounder
Fault
ZG-RC-25-853
ZG-RC-25-855
T28-25-1047
T28-25-1049
T28-25-1059
ZG-SF-26-350
ZG-SF-25-340
T28-26-1130
T28-26-1103
T28-26-1104
DZG-SF-25-776
DZG-SF-25-777
T28-26-1119
275700
276000
276300
276600
Resource Model
Ag (g/t)
< 100
≤ 300
< 500
< 1000
≥ 1000
Lithology
Granite
Sediment

Figure 1: Location of Drill Results at Zgounder
Quality Assurance
For core drilling, all individual samples represent approximately one meter in length of core, which is halved. Half of the core is kept on site for reference, and its counterpart is sent for preparation and assaying to African Laboratory for Mining and Environment (“Afrilab”) in Marrakech, Morocco or to ALS Laboratory at the Zgounder Mine site. All samples are analyzed for silver, copper, iron, lead, and zinc using Aqua regia and finished by atomic absorption spectroscopy (“AAS”). Samples grading above 200 g/t Ag are reanalyzed by fire assay.

For definition drilling using RC, all individual samples represent 1.0m in length and for T28 drilling equipment, all individual samples represent 1.2m in length. Samples are assayed at either the ALS Mine laboratory or at Afrilab. All samples are analyzed for silver, copper, iron, lead, and zinc using Aqua regia and finished by AAS. Samples grading above 200 g/t Ag are reanalyzed by fire assay. Rigorous quality controls (QaQc) are applied at both locations.
David Lalonde, B.Sc. P. Geo, Vice-President Exploration, is Aya Gold & Silver’s Qualified Person and has reviewed this press release for accuracy and compliance with National Instrument 43-101.
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Corporation has established an exploration track record through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas Fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its newly expanded processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway. The project hosts a substantial mineral resource, an extensive mineralized footprint, and significant potential for further discovery.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO Benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “aim”, “anticipate”, “assume”, “believe”, “estimate”, “expect”, “goal”, “intend”, “objective”, “plan”, “potential”, “strategy”, “target”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the potential to confirm continuity of mineralization and extent mineralization to the west and other assumptions and factors generally associated with the mining industry..
Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Corporation’s forward-looking information is based include without limitation, the Corporation’s ability to timely receive any requisite approvals, permits or licences; the Corporation’s ability to import goods and machinery; the Corporation’s ability to engage and retain all necessary personnel in order to operate its business properly and without interruption; the accuracy and reliability of estimates, projections, forecasts, studies and assessments, including the Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates); the Corporation’s ability to meet or achieve estimates, projections and forecasts; assumptions regarding development and exploration activities; the timing, extent, duration and economic viability of such explorations activities; the price of silver; the price of gold; exchange rates; taxation levels; fuel and energy costs; future economic conditions; the Corporation’s ability to meet current and future obligations; the Corporation’s ability to obtain timely financing on reasonable terms when required; anticipated future estimates of free cash flow; estimate future production; the current and future social, economic and political conditions and environment in which the Corporation operates; and other assumptions and factors generally associated with the mining industry.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward-looking statements are also subject to risks and uncertainties facing the Corporation’s business, any of which could have a material adverse effect on the Corporation’s business, financial condition, results of operations and growth prospects. Some of the risks the Corporation faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including (1) there being no significant disruptions affecting the operations of the Corporation whether due to artisanal miners, access to water, extreme weather events and other or related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Project being consistent with the Corporation’s expectations; (3) political and legal developments in the Kingdom of Morocco being consistent with its current expectations; (4) the exchange rate between the U.S. dollar and the Moroccan Dirham being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, process reagents, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts meeting expectations; (8) the accuracy of the current mineral resource estimates of the Corporation; (9) labour and materials costs increasing on a basis consistent with the Corporation’s current expectations; and (10) asset impairment (or reversal) potential, being consistent with the Corporation’s current expectations.
In addition, readers are directed to carefully review the detailed risk discussion in the Corporation’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31,

2024, filed on SEDAR+, which discussions are incorporated by reference in this presentation, for a fuller understanding of the risks and uncertainties that affect the Corporation’s business and operations.
Although the Corporation believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.
Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Corporation’s business plans, financial performance and condition and may not be appropriate for other purposes.
The forward-looking statements contained herein are made only as of the date hereof. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Corporation qualifies all of its forward-looking statements by these cautionary statements.
Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.
Appendix 1 - Mineral Intercepts from Drilling at Zgounder (core lengths)

Hole ID	From	To	Ag (g/t)	Length (m)*	Ag x width
Surface DDH
ZG-25-167	520.2	521.2	212	1.0	212
ZG-25-170	212.0	212.5	92	0.5	46
ZG-25-170	216.0	216.5	128	0.5	64
ZG-25-170	220.5	221.0	84	0.5	42
ZG-25-172	181.0	182.5	177	1.5	266
ZG-25-172	202.0	203.0	76	1.0	76
ZG-25-173	23.5	29.5	101	6.0	606
ZG-25-173	34.0	35.5	320	1.5	480
ZG-25-178	229.5	230.2	86	0.7	60
ZG-26-180	209.5	211.0	240	1.5	359
Underground DDH
ZG-SF-25-339	251.5	253.0	1 733	1.5	2 600
ZG-SF-25-339	261.0	264.0	164	3.0	492
ZG-SF-25-340	254.4	259.9	336	5.5	1 848

ZG-SF-25-340	262.9	264.9	264	2.0	528
ZG-SF-25-341	286.0	287.0	372	1.0	372
ZG-SF-25-341	341.0	345.0	1 075	4.0	4 300
Including	342.0	344.0	1 928	2.0	3 856
ZG-SF-25-342	260.0	262.0	133	2.0	267
ZG-SF-25-342	282.5	286.0	652	3.5	2 282
ZG-SF-25-342	360.5	362.0	76	1.5	114
ZG-SF-25-342	366.0	370.0	77	4.0	308
ZG-SF-25-342	381.0	382.5	92	1.5	138
ZG-SF-25-342	391.0	392.5	156	1.5	234
ZG-SF-25-343	284.5	289.0	3 581	4.5	16 116
Including	284.5	287.0	5 893	2.5	14 732
ZG-SF-25-344	302.5	303.4	916	0.9	824
ZG-SF-25-344	313.5	315.0	216	1.5	324
ZG-SF-25-344	318.0	319.5	104	1.5	156
ZG-SF-25-346	276.5	279.5	384	3.0	1 152
ZG-SF-25-347	40.4	44.5	1 729	4.1	7 089
Including	43.0	44.5	4 480	1.5	6 720
ZG-SF-25-347	65.0	66.5	1 535	1.5	2 302
ZG-SF-25-347	119.5	121.0	152	1.5	228
ZG-SF-25-347	127.0	128.5	1 228	1.5	1 842
ZG-SF-26-348	63.5	65.0	2 025	1.5	3 038
ZG-SF-26-348	129.0	133.5	1 366	4.5	6 149
ZG-SF-26-349	143.0	144.0	89	1.0	89
ZG-SF-26-349	157.0	158.0	76	1.0	76
ZG-SF-26-349	186.0	188.5	215	2.5	538
ZG-SF-26-350	257.5	258.5	2 198	1.0	2 198
ZG-SF-26-350	308.2	309.2	88	1.0	88
DZG-SF-25-747	85.0	85.6	272	0.6	163
DZG-SF-25-772	12.5	14.0	240	1.5	360
DZG-SF-25-772	51.5	52.0	2 000	0.5	1 000
DZG-SF-25-776	43.0	48.5	1 138	5.5	6 260
Including	45.0	47.0	2 766	2.0	5 532
DZG-SF-25-777	48.0	50.0	163	2.0	326
DZG-SF-25-777	53.5	58.0	844	4.5	3 798
Including	53.5	55.5	1 597	2.0	3 194
DZG-SF-25-778	7.5	11.3	310	3.8	1 178
DZG-SF-25-780	48.0	49.0	175	1.0	175
DZG-SF-25-780	59.0	60.5	82	1.5	123
DZG-SF-25-828	3.7	5.7	92	2.0	184
DZG-SF-25-840	32.0	35.5	143	3.5	499

DZG-SF-25-844	12.0	13.5	76	1.5	114
DZG-SF-26-832	18.9	20.5	146	1.6	234
DZG-SF-26-833	13.0	15.0	112	2.0	224
DZG-SF-26-858	102.0	103.5	155	1.5	232
DZG-SF-26-858	134.5	136.0	96	1.5	144
Surface RC
ZG-RC-25-849	104.0	105.0	503	1.0	503
ZG-RC-25-850	113.0	114.0	87	1.0	87
ZG-RC-25-852	98.0	99.0	95	1.0	95
ZG-RC-25-853	92.0	95.0	332	3.0	995
ZG-RC-25-853	101.0	102.0	124	1.0	124
ZG-RC-25-853	103.0	112.0	781	9.0	7 029
Including	106.0	111.0	1 295	5.0	6 474
ZG-RC-25-853	134.0	135.0	83	1.0	83
ZG-RC-25-853	137.0	138.0	93	1.0	93
ZG-RC-25-854	9.0	10.0	110	1.0	110
ZG-RC-25-854	17.0	18.0	119	1.0	119
ZG-RC-25-854	114.0	116.0	895	2.0	1 789
ZG-RC-25-855	10.0	11.0	167	1.0	167
ZG-RC-25-855	77.0	78.0	86	1.0	86
ZG-RC-25-855	85.0	88.0	1 454	3.0	4 362
ZG-RC-25-855	97.0	100.0	139	3.0	416
ZG-RC-25-855	102.0	103.0	86	1.0	86
ZG-RC-25-857	49.0	51.0	184	2.0	367
ZG-RC-25-857	77.0	78.0	89	1.0	89
ZG-RC-25-857	91.0	92.0	159	1.0	159
ZG-RC-26-753	54.0	55.0	79	1.0	79
ZG-RC-26-806	10.0	11.0	85	1.0	85
ZG-RC-26-841	42.0	43.0	180	1.0	180
ZG-RC-26-841	70.0	71.0	192	1.0	192
ZG-RC-26-841	92.0	93.0	102	1.0	102
ZG-RC-26-920	57.0	58.0	80	1.0	80
Underground T28
T28-25-965	9.6	10.8	556	1.2	667
T28-25-970	9.6	12.0	99	2.4	238
T28-25-970	18.0	19.2	119	1.2	143
T28-25-971	3.6	6.0	390	2.4	935
T28-25-973	6.0	9.6	146	3.6	526
T28-25-977	3.6	6.0	114	2.4	272
T28-25-985	16.8	18.0	201	1.2	241
T28-25-987	22.8	26.4	132	3.6	474

T28-25-991	24.0	26.4	142	2.4	341
T28-25-998	2.4	3.6	93	1.2	112
T28-25-1000	16.8	18.0	188	1.2	226
T28-25-1001	2.4	3.6	94	1.2	113
T28-25-1040	9.6	12.0	192	2.4	461
T28-25-1046	10.8	12.0	82	1.2	98
T28-25-1047	0.0	12.0	155	12.0	1 865
T28-25-1047	14.4	15.6	113	1.2	136
T28-25-1048	0.0	2.4	118	2.4	283
T28-25-1048	7.2	8.4	91	1.2	109
T28-25-1048	9.6	10.8	101	1.2	121
T28-25-1049	2.4	8.4	476	6.0	2 858
T28-25-1049	18.0	19.2	76	1.2	91
T28-25-1050	20.4	22.8	211	2.4	505
T28-25-1055	14.4	15.6	113	1.2	136
T28-25-1057	10.8	12.0	216	1.2	259
T28-25-1057	14.4	18.0	180	3.6	647
T28-25-1059	22.8	26.4	6 223	3.6	22 404
T28-25-1062	24.0	25.2	91	1.2	109
T28-26-1066	3.6	4.8	203	1.2	244
T28-26-1070	7.2	8.4	94	1.2	113
T28-26-1072	9.6	14.4	961	4.8	4 612
Including	9.6	12.0	1 790	2.4	4 296
T28-26-1074	0.0	2.4	108	2.4	259
T28-26-1075	0.0	4.8	2 934	4.8	14 083
Including	0.0	2.4	5 725	2.4	13 740
T28-26-1101	2.4	6.0	105	3.6	379
T28-26-1103	24.0	26.4	988	2.4	2371
T28-26-1104	19.2	25.2	4 489	6.0	26 933
T28-26-1119	8.4	13.2	285	4.8	1 368
T28-26-1127	19.2	25.2	273	6.0	1 637
T28-26-1128	15.6	19.2	128	3.6	461
T28-26-1130	7.2	12.0	373	4.8	1 790
T28-26-1131	10.8	15.6	100	4.8	480
Underground YAK
YAK-25-408	3.6	4.8	6 060	1.2	7 272
YAK-25-408	27.6	28.8	146	1.2	175
YAK-25-414	20.4	21.6	448	1.2	538
YAK-25-414	36.0	37.2	488	1.2	586
YAK-25-415	10.8	12.0	137	1.2	164
YAK-25-415	15.6	18.0	262	2.4	629

YAK-25-415	27.6	28.8	177	1.2	212
YAK-25-416	24.0	25.2	162	1.2	194
YAK-25-417	4.8	7.2	94	2.4	226
YAK-25-418	3.6	4.8	78	1.2	94
YAK-25-419	2.4	3.6	159	1.2	191
YAK-25-420	4.8	6.0	99	1.2	119
YAK-25-436	45.6	46.8	108	1.2	130
YAK-26-426	27.6	28.8	247	1.2	296
YAK-26-433	20.4	21.6	152	1.2	182
YAK-26-440	24.0	25.2	656	1.2	787
* True widths are undetermined; all values are uncut.
Appendix 2 – Drillhole Coordinates of Zgounder Drill Hole with Significant Results

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (m)
Surface DDH
ZG-25-167	620424	3403631	2069	347	-70	586
ZG-25-170	621141	3404366	2228	135	-54	242
ZG-25-172	621148	3404321	2216	135	-55	229
ZG-25-173	621274	3404365	2208	135	-55	154
ZG-25-178	621184	3404325	2206	135	-55	258
ZG-26-180	621099	3404223	2203	135	-55	245
Underground DDH
ZG-SF-25-339	620460	3403911	1944	228	-87	351
ZG-SF-25-340	620334	3403899	1947	5	-75	420
ZG-SF-25-341	620474	3403931	1944	180	-79	359
ZG-SF-25-342	620433	3403906	1944	180	-80	396
ZG-SF-25-343	620507	3403922	1943	180	-80	338
ZG-SF-25-344	620408	3403902	1945	180	-78	408
ZG-SF-25-346	620308	3403893	1946	0	-83	450
ZG-SF-25-347	620585	3403951	1943	8	-45	291
ZG-SF-26-348	620585	3403951	1943	10	-54	251
ZG-SF-26-349	620708	3403967	1946	18	-60	200
ZG-SF-26-350	620308	3403893	1946	0	-80	459
DZG-SF-25-747	621087	3404030	1972	20	0	120
DZG-SF-25-772	620554	3404007	1909	72	-15	90
DZG-SF-25-776	620554	3404009	1908	50	0	80
DZG-SF-25-777	620554	3404009	1908	50	18	65
DZG-SF-25-778	620552	3404009	1908	26	-30	70
DZG-SF-25-780	620552	3404009	1908	26	0	70
DZG-SF-25-828	621127	3404082	2018	30	10	60
DZG-SF-25-840	620776	3404089	2069	75	20	60

DZG-SF-25-844	620757	3404094	2070	332	-30	60
DZG-SF-26-832	621129	3404072	2019	80	10	60
DZG-SF-26-833	621129	3404072	2019	80	20	30
DZG-SF-26-858	620692	3403983	1886	290	0	150
Surface RC
ZG-RC-25-849	621257	3404264	2207	135	-70	105
ZG-RC-25-850	621249	3404274	2207	135	-70	115
ZG-RC-25-852	621258	3404283	2207	135	-70	120
ZG-RC-25-853	621276	3404281	2206	131	-68	150
ZG-RC-25-854	621267	3404291	2207	135	-70	120
ZG-RC-25-855	621285	3404289	2208	135	-70	123
ZG-RC-25-857	621249	3404169	2207	135	-69	116
ZG-RC-26-753	621174	3404188	2205	135	-70	60
ZG-RC-26-806	621198	3404158	2206	135	-70	60
ZG-RC-26-841	621211	3404222	2206	134	-69	108
ZG-RC-26-920	621278	3404333	2206	135	-70	80
Underground T28
T28-25-965	621204	3404043	2027	57	26	25
T28-25-970	621197	3404023	2025	37	13	26
T28-25-971	621178	3404013	2025	17	28	25
T28-25-973	620526	3404046	1936	60	22	25
T28-25-977	620518	3404053	1935	353	16	26
T28-25-985	620512	3404053	1936	176	25	23
T28-25-987	620535	3404015	1935	60	12	26
T28-25-991	620539	3404034	1935	55	12	26
T28-25-998	620498	3404065	1936	209	26	26
T28-25-1000	620517	3404036	1936	261	22	25
T28-25-1001	620533	3404022	1935	284	11	26
T28-25-1040	620528	3404000	1937	318	9	26
T28-25-1046	620928	3404094	1997	230	12	17
T28-25-1047	620928	3404094	1997	226	23	26
T28-25-1048	620929	3404086	1997	230	11	20
T28-25-1049	620929	3404086	1997	232	19	20
T28-25-1050	620933	3404084	1997	55	13	23
T28-25-1055	620932	3404100	1998	40	25	26
T28-25-1057	620927	3404100	1997	23	24	26
T28-25-1059	620925	3404100	1997	347	22	26
T28-25-1062	620918	3404098	1997	275	14	26
T28-26-1066	620681	3404109	2022	38	18	17
T28-26-1070	620674	3404107	2021	344	15	26
T28-26-1072	620671	3404106	2021	324	12	26

T28-26-1074	620666	3404104	2021	302	18	26
T28-26-1075	620667	3404103	2022	301	16	26
T28-26-1101	620624	3404039	1934	110	10	16
T28-26-1103	620624	3404039	1934	50	10	26
T28-26-1104	620624	3404039	1934	50	30	26
T28-26-1119	620569	3404034	1934	320	10	26
T28-26-1127	620587	3404017	1934	210	10	26
T28-26-1128	620592	3404016	1934	210	30	22
T28-26-1130	620592	3404016	1934	200	30	23
T28-26-1131	620599	3404010	1934	190	10	26
Underground YAK
YAK-25-408	620701	3404085	2023	17	24	50
YAK-25-414	620878	3404049	2024	325	15	50
YAK-25-415	620693	3404075	2003	214	13	50
YAK-25-416	620693	3404075	2003	215	18	30
YAK-25-417	620702	3404068	2004	214	14	50
YAK-25-418	620702	3404068	2005	215	21	50
YAK-25-419	620710	3404060	2006	213	10	50
YAK-25-420	620710	3404060	2007	212	17	47
YAK-25-436	620799	3404044	1938	51	38	48
YAK-26-426	620795	3404050	1938	304	27	50
YAK-26-433	620800	3404054	1937	40	10	30
YAK-26-440	620701	3404092	2005	5	10	40